

March 26, 2014

<u>Via E-Mail</u>
Mr. Dirk Montgomery
Chief Financial Officer
Ascena Retail Group, Inc.
30 Dunnigan Drive
Suffern, NY 10901

> **Re: Ascena Retail Group, Inc.**
> **Form 10-K for the Fiscal Year Ended July 27, 2013**
> **Filed September 24, 2013**
> **Response dated March 17, 2014**
> **File No. 333-168953**

Dear Mr. Montgomery:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 27, 2013
Notes to Consolidated Financial Statements, page F-7
Note 3.Summary of Significant Accounting Policies, page F-8
Cost of Goods Sold, page F-9

1. We read your response to our prior comment 6. Your prior year Form 10-K also states that prior to your acquisition of Charming Shoppes in June 2012, you included buying costs within cost of goods sold. In limited circumstances, a company may choose not to capitalize certain types of costs to inventory due to the practical difficulties involved in allocating such amounts, even though they still include them in cost of goods sold. Your response does not appear to fully explain why it is appropriate to exclude buying costs from cost of goods sold. In doing so, please clarify in greater detail how you concluded that your buying costs were not directly or indirectly incurred in bringing an article to its existing condition and location.

Note 20. Segments, page F-35

2. We read your response to our prior comment 8. In your response, you note that your product offerings include both apparel and non-apparel products. Additionally, you discuss your various products offered on page 4 of your Form 10-K. We continue to believe that you should disclose in future filings your revenues by product offering. Refer to ASC 280-10-50-40. Please provide us your proposed disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Dee Dee Hurst at 202-551-3681 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining